UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing AGM Statement

27 April 2012
Pearson plc
Results of Annual General Meeting 2012

Pearson plc held its annual general meeting for shareholders at 12 noon today.  All resolutions set out in the Company's Notice of Annual General Meeting dated 22 March 2012 were proposed and approved on a poll.

The total number of votes received for each resolution is set out below.  The Company's issued share capital on 27 April 2012 was 815,987,698 ordinary shares of 25p each. The proportion of the Company's issued share capital represented by those votes cast is approximately 68.8%.

Resolution No. (as noted on the proxy form)	Shares For and Discretionary	Shares Against	Shares marked as Votes Withheld/ Abstentions
1. To receive the 2011 report and accounts	563,980,593	417,258	4,498,335
2. To declare a final dividend	568,442,213	15,469	438,504
3. To re-elect David Arculus	562,362,469	3,489,816	3,040,463
4. To re-elect Patrick Cescau	554,524,842	11,325,225	3,041,596
5. To re-elect Will Ethridge	542,733,794	13,976,443	12,181,426
6. To re-elect Rona Fairhead	542,712,620	13,975,236	12,203,807
7. To re-elect Robin Freestone	553,777,489	11,364,982	3,749,192
8. To re-elect Susan Fuhrman	563,095,914	2,753,080	3,042,669
9. To re-elect Ken Hydon	562,739,052	3,117,323	3,034,984
10. To re-elect Josh Lewis	553,726,813	12,127,748	3,036,792
11. To re-elect John Makinson	542,711,417	13,987,291	12,197,472
12. To re-elect Glen Moreno	552,562,535	13,330,835	3,002,816
13. To re-elect Marjorie Scardino	530,922,646	25,810,921	12,162,619
14. To reappoint Vivienne Cox	562,307,053	3,548,734	3,035,876
15. To approve the report on directors' remuneration	505,392,197	28,260,277	35,242,334
16. To reappoint the auditors	550,709,642	3,947,923	14,237,218
17. To determine the remuneration of the auditors	563,578,413	2,157,983	2,970,586
18. To authorise the company to allot ordinary shares	520,295,251	31,541,261	17,054,839
19. To waive the pre-emption rights	564,784,783	2,807,894	1,302,100
20. To authorise the company to purchase its own shares	561,465,291	4,452,246	2,977,564
21. To approve the holding of general meetings on 14 clear days' notice	525,270,601	40,656,319	2,968,948
22. To approve the Articles of Association	565,807,474	63,116	3,024,193

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:  27 April, 2012

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary